# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CO2 Energy Transition Corp., CIK 0001956648
CUSIP: 12664M202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190, Houston, Texas (TX), 77043
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 590,000; sole dispositive power 0; shared dispositive power 590,000; aggregate amount beneficially owned 590,000 (6.15% of the class)
  Comment: * The percentages used herein are calculated based on 9,585,750 shares of common stock outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on December 27, 2024.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 590,000; sole dispositive power 0; shared dispositive power 590,000; aggregate amount beneficially owned 590,000 (6.15% of the class)
  Comment: * The percentages used herein are calculated based on 9,585,750 shares of common stock outstanding of the Issuer, as reported in the Form 10-Q filed with the Securities and Exchange Commission on December 27, 2024.

## Item 1. Issuer
Name of issuer: CO2 Energy Transition Corp.
Address of issuer's principal executive offices: 1334 Brittmoore Rd, Suite 190, , Houston, TEXAS 77043

## Item 2. Person Filing
Name of person filing:
MMCAP International Inc. SPC
MM Asset Management Inc.
Address of principal business office or, if none, residence:
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

161 Bay Street
TD Canada Trust Tower, Suite 2240
Toronto, ON, M5J 2S1, Canada
Citizenship:
Cayman Islands
Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 590,000
Percent of class: 6.15
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 590000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 590000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (02/10/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, President (02/10/2025)